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Confidential

May 12, 2023

Mr. Jimmy McNamara

Mr. Jason Drory

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	YS Biopharma Co., Ltd. (CIK No. 0001946399)
Response to the Staff’s Comments on
Registration Statement on Form F-1
Filed on April 12, 2023
File No. 333-271221

Dear Mr. McNamara and Mr. Drory,

On behalf of our client, YS Biopharma Co., Ltd., a foreign private issuer incorporated under the laws of the Cayman Islands (the “Company”), we are hereby submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated April 26, 2023 on the Company’s registration statement on Form F-1 filed on April 12, 2023 (the “Registration Statement”). Concurrently with the submission of this letter, the Company is filing the amendment No. 1 to the Registration Statement (the “Amendment No. 1”) and certain exhibits via EDGAR to the Commission.

To facilitate your review, we have separately sent to you via email today a copy of the Amendment No. 1, marked to show changes to the Registration Statement, and will, upon your request, deliver paper copies of the same to you.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Amendment No. 1 where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Amendment No. 1.

Registration Statement on Form F-1

Cover Page

1.	For each of the ordinary shares being registered for resale, disclose the price that the selling securityholders paid for such ordinary shares.

In response to the Staff’s comment, the Company has revised the disclosure on the cover pages of the Amendment No. 1.

Wilson Sonsini Goodrich & Rosati, Professional Corporation

威尔逊·桑西尼·古奇·罗沙迪律师事务所

austin      beijing      boston      BOULDER      brussels      hong kong      london      los angeles      new york      palo alto
SALT LAKE CITY       san diego      san francisco      seattle      shanghai      washington, dc      wilmington, de

2.	We note the significant number of redemptions of your ordinary shares in connection with your business combination and that the shares being registered for resale will constitute a considerable percentage of your public float. Highlight the significant negative impact sales of shares on this registration statement could have on the public trading price of the ordinary shares.

In response to the Staff’s comment, the Company has revised the disclosure on the cover pages of the Amendment No. 1.

Summary of the Prospectus
Overview, page 8

3.	Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could impact the market price of the company’s common stock.

In response to the Staff’s comment, the Company has revised the disclosure on pages 12 and 84-86 of the Amendment No. 1.

General

4.	Revise your prospectus to disclose the price that each selling securityholder paid for the shares being registered for resale. Highlight any differences in the current trading price, the prices that the Sponsor, private placement investors, and other selling securityholders acquired their shares and warrants, and the price that the public securityholders acquired their shares and warrants. If applicable, disclose that while the Sponsor, private placement investors, and other selling securityholders may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. Please also disclose the potential profit the selling securityholders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure.

In response to the Staff’s comment, the Company has revised the disclosure on the cover pages and pages 12 and 84-86 of the Amendment No. 1.

5.	In light of the significant number of redemptions and the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the ordinary shares, expand your discussion of capital resources to address any changes in the company’s liquidity position since the business combination. If the company is likely to have to seek additional capital, discuss the effect of this offering on the company’s ability to raise additional capital.

In response to the Staff’s comment, the Company has revised the disclosure on pages 39, 40, 203 and 204 of the Amendment No. 1.

***

If you have any questions regarding the Amendment No. 1, please contact the undersigned by telephone at +86-10-6529-8308 or via e-mail at douyang@wsgr.com.

Very truly yours,

/s/ Dan Ouyang

Dan Ouyang

Enclosures

cc:

Mr. Hui Shao, Director, President and Chief Executive Officer, YS Biopharma Co., Ltd.

Anthony S. Chan Director, Assurance and Advisory Service, Wei, Wei & Co., LLP